

October 24, 2011

Mr. William P. Stiritz
Chairman of the Board and Chief Executive Officer
Post Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, MO 63101

> **Re: Post Holdings, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed September 26, 2011**
> **File No. 1-35305**

Dear Mr. Stiritz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10-12B

General

1.   References in this letter to your document or filing include the Form 10 or the information statement filed as exhibit 99.1, as appropriate. Page references and captions are to the information statement, unless the context requires otherwise.

2.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at

more than one place in the document, provide in your response letter page references to all responsive disclosure.

3.   Please file all omitted exhibits and provide other omitted disclosure. Once you file all the omitted items, including any material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K, we may have additional comments. Ensure that you allow sufficient time for your response to our review in each case.

4.   We may have additional comments once you provide updated disclosure. Please update generally, and in particular, provide current information regarding the following items once known or available:

- The omitted phone numbers for the Investor Relations units listed on page ix;
- The receipt and contents of the requested IRS letter ruling;
- The particular terms, conditions, and covenants set forth in the new credit facilities and indenture (see page 3);
- The identities and pertinent biographical information of those who will serve as your directors or executive officers post-separation (page 68); and
- A summary of the conflict of interest policy you adopt (page 80).

5.   Please provide us with supplemental, highlighted copies of the third party sources or reports upon which you refer for your statistical assertions which appear throughout the document. Advise us whether these statistics are publicly available or were only available for a fee. In that regard, please revise the disclosure under "Industry and Market Data" at page iv to eliminate any suggestion that the disclosure which appears in your filings is unreliable or may be inaccurate, and revise to clarify that you are responsible for the accuracy of all such disclosure.

Risk Factors, page 10

6.   Please revise to eliminate text which mitigates the risks you present, such as some clauses which precede or follow "Although," "While," or "However." Also revise to state the risks plainly and directly, rather than indicating that there can be "no assurance" of a particular outcome.

Commodity price volatility and high energy costs could negatively, page 11

7.   Please confirm to us that you intended to refer to your hedging program for heating oil relating to diesel fuel prices, and revise as necessary to explain briefly the reference.

<u>Following the separation, we will have substantial debt and high leverage, which could adversely affect our business, page 14</u>

8.   We note your statement that "we will significantly increase the amount of leverage in our business." If possible, please provide quantitative disclosure to clarify how much your leverage is anticipated to increase.

<u>The Separation, page 23</u>

9.   Please revise your disclosure to explain briefly how the financial terms of the separation were determined, including but not limited to the financing arrangements.

<u>Unaudited Pro Forma Condensed Combined Balance Sheet, page 45</u>

10.   Generally, pro forma adjustments should be presented gross on the face of the pro forma statement. Alternatively, components of the adjustments should be broken out in sufficient detail in the notes to the pro forma statements. As such, please revise your presentation to reflect the cash inflows from the issuances of debt and the cash outflows from the repayment of long-term intercompany debt as well as the cash distribution to Ralcorp.

<u>Management's Discussion and Analysis, page 48</u>

11.   Please revise to discuss in necessary detail any material known trends which are expected to continue. Refer generally to Item 303(a)(1) through 303(a)(4) and Item 303(b) of Regulation S-K.

<u>Liquidity and Capital Resources, page 53</u>

12.   Please expand your discussion of liquidity and capital resources to identify and discuss factors relevant to providing an understanding of the company's future liquidity and capital resources, particularly in relation to your pending financing arrangements and cash distribution to Ralcorp. Your discussion should include your expectations regarding your liquidity, debt levels and servicing abilities, sources and uses of cash, future costs of capital, expected availability of capital, and ability to generate cash and to meet existing and known or reasonably likely future cash requirements. Please refer to FRC 501.03 and FRC 501.13.

<u>Critical Accounting Policies and Estimates, page 56</u>

13.   We note from the disclosure regarding your goodwill impairment analysis on page 57 that you assumed future revenue growth rates ranging from two to three percent, with a long term growth rate of three percent. We further note your statement that such assumptions were based on actual trends observed in the first nine months of fiscal 2011.

Please tell us why you believe your assumptions regarding future revenue growth rates are appropriate given the recent net sales declines from fiscal 2009 to 2010, and for the nine months ended June 30, 2010 compared to the nine months ended June 30, 2011, discussed on page 49.

Note 2 Summary of Significant Accounting Policies, page F-7

Revenues, page F-10

Cost of Sales, page F-10

14.   If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy separately for each of these types of arrangements, including the statement of earnings line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in ASC 605-50. Please also discuss in MD&A any significant estimates resulting from these arrangements and consider discussing these arrangements in your critical accounting policies section of the filing as well.

Note 10 Derivative Financial Instruments and Hedging, page F-15

15.   We note your disclosure that the fair value of derivative instruments has not been reflected in your balance sheet. Please clarify how this policy is consistent with ASC 815-10-25-1. In addition, please provide the disclosures required by ASC 815-10-50.

Note 13 Commitments and Contingencies, page F-16

Legal Proceedings, page F-16

16.   We note from your disclosure that "Post's liability, if any, from pending legal proceedings cannot be determined with certainty…" Please note that ASC 450 does not require estimation with precision or certainty. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure, and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those outcomes.

Please include any proposed disclosures in your response.

Note 17 Information about Geographic Areas and Major Customers, page F-25

17.   We note your disclosure on page 63 indicating three distinct types of products; sweetened, balanced, and unsweetened. Please disclose revenues from external customers for each product as required by ASC 280-10-50-40.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director